EXHIBIT 99.1

Sono Motors Unveils Production Design of Its ‘Sion’ Solar-Electric Passenger Car And ‘Solar Bus Kit’ For Public Transportation Fleets

  Munich-Based Solar Mobility OEM Sono Motors Mark Two World Premieres at Its First “Celebrate the Sun” Community Event
  The Sion, the World’s First Solar Electric Vehicle (SEV) For the Masses, Debuted in Its Production Design
  All New ‘Solar Bus Kit’ Underscores the Move From Prototype Projects to a Scalable Solution Contributing to Climate Protection and the Reduction of Inner-City Greenhouse Gas Emissions
  Company Remains on Track Whilst Further Accelerating on Both Strategic Business Pillars
  As of 1 July 2022, the Company Reached over 19,000 Direct Customer Reservations With Down-Payment and 19 B2B Customer Projects for Solar Integration

MUNICH, Germany, July 25, 2022 (GLOBE NEWSWIRE) -- Sono Motors (subsidiary to “Sono Group N.V.”, NASDAQ: SEV), the company that is pioneering solar-powered mobility, today held its first “Celebrate the Sun” Community event with more than two thousand guests. During the event, the Munich-based OEM celebrated the debut of the world’s first affordable solar electric vehicle (SEV), the Sion, in its production design, and the unveiling of its novel ‘Solar Bus Kit’, a scalable B2B retrofit solution that reduces fuel consumption and inner-city greenhouse gas emissions, thereby contributing to climate protection.

“We are tremendously excited for Sono Motors’ journey towards providing clean, affordable, and accessible solar transportation for the masses. The premieres of the Sion in its production design and the ‘Solar Bus Kit’ represent a giant leap forward in realizing our vision for a sustainable world, furthering our mission to reduce carbon emissions,” said Laurin Hahn, co-founder and CEO of Sono Motors. “Production of our series-validation fleet and presenting the Sion in its production design is a further step towards delivering on our promise of an affordable solar-electric passenger vehicle. In addition, business diversification through the establishment of our B2B solar business as a strategic pillar helps us to achieve our key targets. We are scaling up our Sono Solar business with our new ‘Solar Bus Kit’ and have successfully increased our B2B customer base.”

The Sion: Key Milestones Towards Series Production Achieved
Starting as an idea between friends in a Munich garage, Sono Motors has grown to become a pioneer in solar-powered transportation via its development of the Sion, an affordable and reliable SEV for the masses. The Sion’s unique market position, coupled with Sono Motors’ proprietary Sono Solar Technology positions the Company perfectly to seize upon a growing shift toward a more sustainable future and enables individual contribution to climate-friendly mobility through the Company’s blend of disruptive technology and affordability.

In its final production design, the Sion received major enhancements compared to earlier concepts: the exterior and interior now feature fewer lines and clearer surfaces. The Sion’s revamped exterior design includes new headlights and rear lights, a new bottom sideline design, new door handles, a streamlined rear with new camera and 3D lines, and a new charging lid. Inside, the Sion features a more spacious, cleaner interior with more storage, newly designed front seats and rear bench, and a new steering wheel. The Sion will also offer new color and trim for interior surfaces.

The outer shell of the family-friendly Sion will consist of 456 seamlessly integrated solar half-cells and will enable self-sufficiency on short journeys. The energy generated by the solar cells is expected to extend the estimated 305 km range of the Sion's 54 kWh LFP battery by an average of 112 km (up to 245 km) per week. Commuters in German metropolitan areas will have to charge their Sion up to four times less than conventional electric cars of the same vehicle class with a similar battery size. The battery will allow for a maximum charging capacity of up to 75 kW (DC) and 11 kW (AC). Bidirectional charging technology complements the car’s solar integration and is designed to turn the Sion into a sustainable power plant on wheels that is expected to be able to power electronic devices, the home or other electric cars with an output of up to 11 kW.

Sono Motors is currently building its fleet of series-validation vehicles in Munich close to the company’s HQ, ushering in the Sion's testing program, which has already commenced. In the next months, this vehicle generation will undergo uncompromising practical tests under extreme conditions in both Europe and the U.S. This includes series validation, homologation, crash tests, testing in different climates, optimizing solar technology and safeguarding, as well as refining driving dynamics on test tracks and on public roads.

As of 1 July 2022, Sono Motors has over 19,000 active private reservations for the Sion, with an average down-payment of €2,225 and equivalent net sales volume of about €415 million, assuming that all reservations result in sales. At an estimated net sales price point of just 25,126 euro, the Sion is expected to have one of the lowest TCOs (total cost of ownership) in the medium-size segment since the proprietary solar technology considerably reduces the necessity to charge the vehicle.

The Company has an asset-light approach, with start of production planned for the second half of 2023 via contract manufacturing in Finland, foregoing the need for building its own production facilities. Sono Motors’ partner Valmet Automotive has extensive expertise in manufacturing for high-tech OEMs. After a ramp-up period the partners aim to produce approximately 257,000 Sion vehicles within seven years.

Solar Bus Kit: B2B retrofit solution to enable sustainable mobility for commercial transport
The Solar Bus Kit is a versatile and straightforward solution, optimized for the most common 12-meter public transport bus types on the European market, including Mercedes-Benz Citaro and MAN Lion City. Sono Motors will offer a complete and efficient retrofit solution for bus fleet operators who have a compelling need to reduce diesel consumption and CO2 emissions to meet their sustainability goals.

The Solar Bus Kit allows subsystems like the HVAC to be partially powered by renewable energy thereby saving fuel, CO2, and costs. The Kit can save up to 1,500 liters of diesel and up to 4 tonnes of CO2 per bus per year from the ~1.4 kW peak installation with a total size of about 8 square-meters of solar panels. Bus fleet operators stand to see a potential payback time of approximately 3-4 years, depending on days in operation and fuel prices. Sono Motors will announce more details during IAA Transportation in September.

“Our solar technology is already contributing to climate protection and reducing CO2 emissions for numerous partners. In Munich, for example, we are collaborating with the city’s public transport company and are thereby supporting the city’s clean air targets. Such partnership projects demonstrate the potential of our technology for the transport sector,” said Jona Christians, co-founder and CEO of Sono Motors. “We’re proud to celebrate the unveiling of our novel solar product, the ‘Solar Bus Kit’, which will truly push our mission of making every vehicle a solar vehicle to the next level. The all-new Solar Bus Kit allows us to strengthen our solar business by maximizing the scalability of our technology to a huge market: the public and private bus fleet sector. It also represents a milestone on our path toward a world without fossil fuels.”

Sono Motors is well on track with its plan to diversify its business and has currently delivered customized solar solutions to several B2B customers. As of today, the Munich-based solar-mobility specialist is partnering with 19 companies worldwide – including MAN Truck & Bus and CHEREAU – to implement its Sono Solar Technology on a variety of vehicle architectures such as buses, trailers, trucks, and electric transporters. Depending on the use case, size and type of the solar integration, Sono Motors’ lightweight and adaptable solution allows customers in the transportation industry to cut costs and emissions throughout their fleets.

ABOUT SONO MOTORS
Sono Motors is on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Sono Motors’ disruptive solar technology has been engineered to be seamlessly integrated into a variety of vehicle architectures — including buses, trucks, trailers, and more — to extend range and reduce fuel costs as well as the impact of CO2 emissions, paving the way for climate-friendly mobility.

The Company’s trailblazing vehicle, the Sion, will be the world’s first affordable solar electric vehicle (SEV) for the masses. Empowered by a strong global community, Sono Motors has over 19,000 reservations with advance down-payments for the Sion as of
1 July 2022.

PRESS CONTACT
Christian Scheckenbach | Mobile: +49(0)17618050132
E-Mail: press@sonomotors.com   | Website: www.sonomotors.com/press

FORWARD-LOOKING STATEMENTS
This press release includes forward-looking statements. The words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, the rollout of our business and the timing of expected business milestones including our ability to complete the engineering of our vehicles and start of production on time and budget and risks related to future results of operation, (iii) risks related to our unproven ability to develop and produce vehicles and with expected or advertised specifications including range, and risks relating to required funding, (iv) risks related to our ability to monetize our solar technology, (v) risks relating to the uncertainty of the projected financial information with respect to our business including the conversion of reservations into binding orders, (vi) effects of competition and the pace and depth of electric vehicle adoption generally and our vehicles in particular on our future business and (vii) changes in regulatory requirements, governmental incentives and fuel and energy prices. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

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